Consolidated

Balance sheets

As at September 30, 2006 and December 31, 2005

(Expressed in United States dollars under United States GAAP)

	Sept. 30, 2006 (unaudited)	Dec. 31, 2005
ASSETS
Current assets
Cash and cash equivalents	$2,307,783	$1,222,729
Accounts receivable	637,609	401,524
Note receivable	6,000	82,648
Inventory	44,162	40,438
Deposits and prepaid expenses	107,550	76,146
	3,103,104	1,823,485

Note receivable	53,893	–
Property and equipment	423,131	670,635
Deferred development costs	253,285	271,879
Intangible assets	147,446	155,445

	$3,980,859	$2,921,444

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$220,971	$285,786
Deferred revenue	245,329	45,011
	466,300	330,797

Convertible loan	1,000,000	–
Debt discount	(898,741)	–
Fair value of convertible debt conversion feature	750,307	–
	1,317,866	330,797

Shareholders’ equity
Share capital	47,296,319	46,181,113
Warrants	1,720,489	1,502,331
Contributed surplus	1,520,152	1,442,408
Deficit	(47,873,967)	(46,535,205)

	2,662,993	2,590,647

	$3,980,859	$2,921,444

Consolidated

Statements of Operations and Deficit

For the periods ended September 30, 2006 and 2005

(Expressed in United States dollars under United States GAAP)

	For the three months ended Sept.30, 2006 (unaudited)	For the three months ended Sept. 30, 2005 (unaudited)	For the nine months ended Sept. 30, 2006 (unaudited)	For the nine months ended Sept. 30, 2005 (unaudited)
REVENUE
Royalties and license fees	$262,307	$167,087	$1,219,078	$758,591
Product sales	79,380	95,350	226,547	381,634
	341,687	262,437	1,445,625	1,140,225

Cost of product sales	8,065	14,605	12,888	82,295
	333,622	247,832	1,432,737	1,057,930
EXPENSES
Marketing	270,591	256,592	698,576	754,891
Operations	35,427	53,305	105,237	150,951
Product engineering	194,244	226,433	627,074	710,807
Administration	222,094	230,812	666,600	617,514
Foreign exchange loss (gain)	(8,343)	5,902	564	3,333
Depreciation and amortization	100,303	71,080	362,225	277,293
	814,316	844,124	2,460,276	2,514,789

Loss before other items	(480,694)	(596,292)	(1,027,539)	(1,456,859)

OTHER ITEMS
Interest income	23,722	11,939	55,998	40,958
Interest on convertible debt	(20,794)	–	(40,541)	–
Change in fair value of convertible debt conversion feature	19,001	–	38,718	–
Accretion of debt discount	(50,356)	–	(101,259)	–
Excess fair value of convertible debt at transaction date	–	–	(224,633)	–
Other	(5,439)	(623,278)	(7,075)	(626,484)
	(33,866)	(611,339)	(278,792)	(585,526)

Loss before taxes	(514,560)	(1,207,631)	(1,306,331)	(2,042,385)

Foreign withholding tax	(18,954)	(11,547)	(32,431)	(33,100)
Net loss for the period	(533,514)	(1,219,178)	(1,338,762)	(2,075,485)

Deficit, beginning of period	(47,340,453)	(44,759,933)	(46,535,205)	(43,903,626)

Deficit, end of period	$(47,873,967)	$(45,979,111)	$(47,873,967)	$(45,979,111)

Loss per common share (basic and diluted)	$(0.06)	$(0.14)	$(0.15)	$(0.25)

Consolidated

Statements of Cash Flows

For the years ended September 30, 2006 and 2005

(Expressed in United States dollars under United States GAAP)

	For the three months ended Sept. 30, 2006 (unaudited)	For the three months ended Sept. 30, 2005 (unaudited)	For the nine months ended Sept. 30, 2006 (unaudited)	For the nine months ended Sept. 30, 2005 (unaudited)
Cash provided by (used in):

OPERATIONS
Loss for the period	$(533,514)	$(1,219,178)	$(1,338,763)	$(2,075,485)

Items not requiring cash:
Depreciation and amortization	100,303	71,080	362,225	277,293
Stock based compensation	70,505	28,086	193,717	97,814
Impairment of assets	–	556,332	–	556,332
Change in fair value of convertible debt conversion feature	(19,001)	–	(38,718)	–
Accretion of debt	50,356	–	101,259	–
Excess fair value of convertible debt at transaction date	–	–	224,633	–
Changes in working capital balances	140,530	122,567	(135,710)	(405,736)
	(190,821)	(441,113)	(631,357)	(1,549,782)

FINANCING
Issuance of common shares, net	43,820	14,664	781,782	53,713
Proceeds from convertible debt	–	–	1,000,000	–
	43,820	14,664	1,781,782	53,713

INVESTMENTS
Note receivable	(728)	–	22,755	–
Purchase of property and equipment	(2,070)	(3,191)	(26,080)	(135,432)
Purchase of deferred development costs	–	–	(39,500)	–
Purchase of intangible assets	(6,540)	(16,953)	(22,546)	(38,806)
	(9,338)	(20,144)	(65,371)	(174,238)

Increase (decrease) in cash and cash equivalents	(156,339)	(446,593)	1,085,054	(1,670,307)
Cash and cash equivalents, beginning of period	2,464,122	2,103,829	1,222,729	3,327,543

Cash and cash equivalents, end of period	$2,307,783	$1,657,236	$2,307,783	$1,657,236